N E W S R E L E A S E

        December 7, 2006

TABAKOTO UPDATE

Nevsun Resources Ltd. (NSU-TSX and AMEX) (“Nevsun”) is pleased to provide an update on production operations at its Tabakoto Mine for the period of October-November 2006. These follow a poor September for operations that were outlined in the Company’s recent quarterly report and press releases of November 10, 2006 and November 14, 2006. The months of October and November provided significant improvements in both ore grade and mill throughput.

Month	Au Grade (g/t)	Throughput (tonnes)	Production (oz’s)
September	2.75	44,828	3,642
October	3.93	51,561	5,900
November	4.29	57,436	6,866

The October production realized sales of US$592 per ounce on gold shipped while the November production realized sales of US$628 per ounce on gold shipped during the month.

The Company is engaged in an annual review of its forward mining programs, taking into account the variations being observed between its original pre-production mining model for Tabakoto and gold grades achieved during actual mining operations. The new mining program, due for completion late Q1 2007, will better clarify this situation.

Also in progress is a review for a trial mining program for the neighboring Segala open pit project.  Trial mining will provide 3-4 weeks of feed from the Segala Deposit for the Tabakoto milling plant in order to allow a full evaluation to be made of operational costs and mill throughput efficiencies.

Forward Looking Statements:  The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements.  Factors that could cause such differences include:  changes in world commodity markets, equity markets, costs and supply of materials relevant to the mining industry, extent of resources actually contained in mineral deposits, actual recoveries achieved in processing ore, technological change, weather conditions, change in government and changes to regulations affecting the mining industry.  Forward-looking statements in this release include statements regarding future programs and review completion dates. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

NEVSUN RESOURCES LTD. “John A. Clarke” Dr. John A. Clarke President & Chief Executive Officer NSU06-32	For further information, Contact: Judy Baker (604) 623-4704 or (416) 786-7860 or 1-888-600-2200 e-mail: nevsuninfo@nevsun.com Website: www.nevsun.com